OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0145 Expires:Febuary 28, 2009 Estimated average burden hours per response ....10.4
SCHEDULE 13G Under the Securities and Exchange Act of 1934 (Amendment No. )*
GX Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $ 0.0001
(Title of Class of Securities)
36251A107
(CUSIP Number)

July 6, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36251A107
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Feis Equities LLC
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationState of Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power1,455,253
6.Shared Voting Power 0
7.Sole Dispositive Power1,455,253
8.Shared Dispositive Power 0
9.Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,253
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 11.57%
12.Type of Reporting Person (See Instructions) OO-Limited Liability Company

CUSIP No. 36251A107
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawrence M. Feis
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power1,455,253
6.Shared Voting Power 0
7.Sole Dispositive Power1,455,253
8.Shared Dispositive Power 0
9.Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,253
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 11.57%
12.Type of Reporting Person (See Instructions) IN

Item 1.

The name and address of the principal executive offices of the Issuer are:

GX Acquisition Corp.

1325 Avenue of the Americas

25th Floor

New York, NY  10019

Item 2.

This statement on Schedule 13G is being filed by:

(a) Name of Person Filing

(i)Feis Equities LLC

(ii)Lawrence M. Feis

(b)Address: The address of the business office of each of the Reporting Persons is: 20 North Wacker Drive Suite 2115 Chicago, Illinois 60606
(c)Citizenship/Place:	Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated hereto by reference for each Reporting Person.
(d)Title of Class of Securities:	Common Stock, par value $ 0.0001 (the “Shares”)
(e)CUSIP Number:	36251A107

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)☐An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person and incorporated by reference herein.

The percentage set forth in row 11 of the cover page for each Reporting Person is based on 12,580,004 Shares outstanding as of May 24, 2021, which is calculated by subtracting the 16,169,996 shares redeemed as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, from the 28,750,000 shares reported on the cover page of the same document, filed with the Securities and Exchange Commission on May 24, 2021.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:July 8, 2021 Date:July 8, 2021	FEIS EQUITIES LLC By:/s/ Lawrence M. Feis Managing Member LLC LAWRENCE M. FEIS By:/s/ Lawrence M. Feis

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of GX Acquisition Corporation dated as of May 28, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

FEIS EQUITIES LLC

By:/s/ Lawrence M. Feis

Managing Member LLC

LAWRENCE M. FEIS

By:/s/ Lawrence M. Feis

Date:  July 8, 2021